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                                                                  Exhibit (a)(9)


News Release
Contact: Melissa C. Plaisance
            (925) 467-3136


                SAFEWAY SUCCESSFULLY COMPLETES CASH TENDER OFFER;
                                ACQUIRES 100% OF
                          DOMINICK'S SUPERMARKETS, INC.


         PLEASANTON, California, (November 17, 1998)-- Safeway Inc. today announced that its cash tender offer for all outstanding shares of Common Stock, par value $.01 per share, and Non-Voting Common Stock, par value $.01 per share, of Dominick's Supermarkets, Inc. expired, as scheduled, at 12:00 Midnight, New York City time, on Monday, November 16, 1998.
         Safeway, through its wholly-owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by First Chicago Trust Company of New York, as depositary, 100% of the shares have been validly tendered (including approximately 820,839 shares subject to guarantee of delivery).

         Dominick's will be merged with a wholly-owned subsidiary of Safeway and any Dominick's share not previously purchased in the tender offer will be converted into the right to receive $49.00 in cash, net to the seller, without interest. The completion of the merger is expected to occur by Thursday, November 19, 1998.

         Safeway Inc. is the second largest food and drug retailer in North America based on sales. The company operates 1,493 stores in the United States and Canada. The company's common stock is traded on the New York Stock Exchange under the symbol SWY.